Exhibit 5.3

Legal Opinions Letter

The Huang Jia Country Club and Recreation Inc. which is merger and acquisition of Yao Teh International Development Co., Ltd. and Da Te Fu Enterprise Ltd., included the stockholder's share transfer, land of their own, signed contract, company establishment and capital structure。

According to the above mentioned two companies' supporting documents which provided by The Huang Jia Country Club and Recreation Inc., I hereby to certify that I have confirmed with the related governmental office and examined as to substance of all papers are in conformity with law of Republic of China and no violate circumstance to the execution. Therefore, I wrote specially as proof for this transaction.

Sha Hung

Lawyer